Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-277232

Issuer Free Writing Prospectus, dated January 5, 2026

THE WILLIAMS COMPANIES, INC.

$500,000,000 5.650% Senior Notes Due 2033

$1,250,000,000 5.150% Senior Notes Due 2036

$1,000,000,000 5.950% Senior Notes Due 2056

PRICING TERM SHEET

Dated: January 5, 2026

Issuer:	The Williams Companies, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB+ / BBB

Pricing Date:	January 5, 2026

Settlement Date:	January 8, 2026 (T + 3)

Use of Proceeds:	We intend to use the net proceeds of this offering to repay our near-term debt maturities, including the $1.1 billion of 5.400% Senior Notes due 2026, and for other general corporate purposes.

	Notes due 2033	Notes due 2036	Notes due 2056
Security Type:	5.650% Senior Notes due 2033	5.150% Senior Notes due 2036	5.950% Senior Notes due 2056

Maturity Date:	March 15, 2033	March 15, 2036	March 15, 2056

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026	March 15 and September 15, commencing September 15, 2026	March 15 and September 15, commencing September 15, 2026

Principal Amount:	$500,000,000 (for an aggregate principal amount outstanding of $1,250,000,000, together with the existing 2033 notes)	$1,250,000,000	$1,000,000,000

Benchmark Treasury:	4.000% due November 15, 2035	4.000% due November 15, 2035	4.750% due August 15, 2055

Benchmark Treasury Price:	98-22	98-22	98-14+

Benchmark Treasury Yield:	4.163%	4.163%	4.849%

Spread to Benchmark Treasury:	72 bps	100 bps	112.5 bps

Re-Offer Yield:	4.883%	5.163%	5.974%

Coupon:	5.650%	5.150%	5.950%

Public Offering Price:	104.465% of the principal amount, plus accrued interest from, and including, September 15, 2025 to, but excluding, January 8, 2026 in the amount of $8,867,361.11	99.882% of the principal amount	99.645% of the principal amount

Make-Whole Call:	T+30 bps (prior to December 15, 2032)	T+15 bps (prior to December 15, 2035)	T+20 bps (prior to September 15, 2055)

Par Call:	On or after December 15, 2032	On or after December 15, 2035	On or after September 15, 2055

CUSIP / ISIN:	969457 CJ7 US969457CJ76	969457 CV0 US969457CV05	969457 CW8 US969457CW87

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. CIBC World Markets Corp. Truist Securities, Inc.

Passive Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:

BBVA Securities Inc.

BOK Financial Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about January 8, 2026, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc., toll free, at 1 (888) 603-5847; BofA Securities, Inc., toll free, at 1 (800) 294-1322; CIBC World Markets Corp., toll free, at 1 (800) 282-0822; and Truist Securities, Inc., toll free, at 1 (800) 685-4786.